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                                                                  Exhibit 3.2(b)
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         By-laws amendment adopted June 1, 1998

                  Section 3.01. Number of Directors. The number of directors
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         which shall constitute the entire Board of Directors shall not be less than three nor more than eleven. Subject to the foregoing limitation, the number of directors may be fixed from time to time by action of a majority of the entire Board of Directors or of the shareholders at an annual or special meeting, or, if the number of directors is not so fixed, the number shall be four.